SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)

                               Delphi Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    247126105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              William R. Lucas, Jr.
                          One Riverchase Parkway South
                            Birmingham, Alabama 35244
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 17, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 247126105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Master Fund I, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

CUSIP No. 247126105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbinger Capital Partners Offshore Manager, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

CUSIP No. 247126105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     HMC Investors, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

CUSIP No. 247126105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Harbert Management Corporation

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     CO

----------
(1) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

CUSIP No. 247126105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Philip Falcone

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

CUSIP No. 247126105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raymond J. Harbert

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

CUSIP No. 247126105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael D. Luce

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [x]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     26,450,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     26,450,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,450,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%(1)

14.  TYPE OF REPORTING PERSON*

     IN

----------
(1) As a result of the New Proposal and related New Investment Agreement described in Item 4, the Reporting Persons are deemed to be the beneficial owners of shares of the Issuer's Common Stock beneficially owned by Appaloosa, Merrill, UBS, Pardus and GS. Based on information provided to the Reporting Persons, Appaloosa Management LP and its related entities beneficially own 52,000,000 shares, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as reported on their Schedule 13D/A filed on March 16, 2007, beneficially owns 1,468,386 shares, UBS Securities LLC beneficially owns 4,419,294 shares, Pardus Special Opportunities Master Fund L.P. and its related entities beneficially own 26,400,000 and Goldman Sachs & Co beneficially owns 22,232,589 shares.

CUSIP No. 247126105
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

ITEM 1 IS HEREBY AMENDED AND RESTATED AS FOLLOWS:

This Amendment No. 3 (this "Amendment") to the Schedule 13D (the "Initial
Schedule 13D") initially filed on December 22, 2007 and amended on January 19, 2007 (the "Amendment No. 1") and July 10, 2007 (the "Amendment No. 2") by the Reporting Persons (defined below) relates to the common stock, $0.01 par value per share (the "Shares"), of Delphi Corporation, a Delaware corporation (the "Issuer").

Certain information contained in this Schedule 13D/A relates to share ownership of persons other than the Reporting Persons. The Reporting Persons expressly disclaim any liability for any such information and for any other information provided in this Schedule 13D/A that does not expressly pertain to a Reporting Person.

The information set forth in the Exhibits to this Amendment is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment are qualified in their entirety by the provisions of such Exhibits. Unless otherwise indicated, all capitalized terms shall have the meanings ascribed to them in the Initial Schedule 13D, in the Amendment No. 1 and in the Amendment No. 2, and unless otherwise amended hereby, all information previously filed remains in effect.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

-------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

ITEM 4 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

New Proposal Letter
-------------------

On July 17, 2007, ADAH, Del-Auto, Merrill, UBS, Goldman Sachs & Co. ("GS") and Pardus DPH Holding LLC ("Pardus DPH") (an affiliate of Pardus Special Opportunities Master Fund L.P. ("Pardus")) delivered to the Issuer a proposal, which the Issuer accepted, for a potential investment of up to $2.55 billion in the aggregate in preferred and common equity of the reorganized Issuer and a proposed reorganization framework for the Issuer (the "New Proposal"). Each of ADAH, Del-Auto, Merrill, UBS, GS and Pardus DPH are referred to herein as the "New Investors." Each of Del-Auto, Merrill, UBS, GS and Pardus DPH are referred to herein as the "Co-Investors." A copy of the New Proposal was attached to hereto as Exhibit 20 to Appaloosa's Schedule 13D/A filed on July 20, 2007.

According to the New Proposal, the New Investors would enter into an Equity Purchase and Commitment Agreement (the "New Investment Agreement") providing for the potential equity investment. The New Proposal will terminate if, on or before August 16, 2007, (x) the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") does not issue an order reasonably satisfactory to the New Investors approving and authorizing the Issuer to enter into the New Investment Agreement and certain other matters, (y) the Issuer has not entered into the New Investment Agreement or (z) any of the New Investors determines in its sole discretion that any of the conditions contained in the New Investment Agreement are incapable of being satisfied or that any of the New Investors is entitled to exercise a termination right under the New Investment Agreement.

Equity Investment
-----------------

Under the terms of the New Investment Agreement, on the terms and subject to the conditions of the New Investment Agreement, the New Investors would purchase an aggregate of $800 million of convertible preferred stock and approximately $175 million of common stock in the reorganized Issuer as follows: (i) each New Investor would purchase for $38.39 per share, each New Investor's proportionate share of 4,558,479 shares of the reorganized Issuer's new common stock (the "New Direct Subscription Shares"); (ii) each Co-Investor would purchase for $38.39 per share, each Co-Investor's proportionate share of the reorganized Issuer's new Series B Senior Convertible Preferred Stock (the "New Series B Preferred Stock"); and (iii) ADAH would purchase for $31.28 per share, 12,787,724 shares of the reorganized Issuer's new Series A-1 Senior Convertible Preferred Stock (the "New Series A-1 Preferred Stock"). The number of New Direct Subscription Shares and New Series B Preferred Stock to be purchased by each New Investor is set forth on Schedule 2 to the New Investment Agreement.

Additionally, on the terms and subject to the conditions of the New Investment Agreement, the New Investors would purchase any unsubscribed shares ("New Unsubscribed Shares") of the reorganized Issuer's new common stock in connection with an approximately $1.6 billion rights offering (the "Rights Offering") that would be made available to holders of Common Stock as of a record date to be determined by the Issuer. In accordance with the New Investment Agreement, the Issuer would distribute certain rights to holders of Common Stock to acquire new common stock of the reorganized Issuer subject to the effectiveness of a registration statement to be filed with the U.S. Securities and Exchange Commission, approval of the Bankruptcy Court and satisfaction of other terms and conditions. The rights, which would be transferable by the original eligible holders, would permit holders to purchase their pro rata share of new common stock of the reorganized Issuer at $38.39 per share.

Altogether, the New Investors could invest up to an aggregate of $2.55 billion in the reorganized Issuer. The New Investment Agreement is subject to satisfaction and waiver of numerous conditions and the non-exercise by either the Issuer or the New Investors of certain termination rights, all of which are more fully described in the New Investment Agreement.

The New Investors would be entitled to payment of certain commitment fees and an alternate transaction fee, and ADAH would be entitled to an arrangement fee, in amounts, at the times and under the circumstances set forth in the New Investment Agreement.

Plan of Reorganization Framework
--------------------------------

The New Investment Agreement further outlines the Issuer's proposed framework for a plan of reorganization, which includes distributions to be made to creditors and stockholders, the treatment of GM's claims, and the corporate governance of the reorganized Issuer.

Corporate Governance Structure
------------------------------

Under the terms of the proposed plan, the reorganized Issuer would be governed by a nine (9) member board of directors including an executive chairman and the Issuer's CEO. Subject to certain conditions, six of the nine directors would be required to be independent of the reorganized Issuer under applicable exchange rules and independent of the New Investors.

A five (5) member selection committee will have certain approval rights with respect to the reorganized Issuer's initial Board of Directors. The selection committee will consist of John D. Opie, the Issuer's board of directors' lead independent director, a representative of each of the Issuer's two statutory committees, a representative from Appaloosa and a representative from the Co-Investors. ADAH, through its proposed New Series A-1 Preferred Stock ownership, would have certain veto rights regarding extraordinary corporate actions such as change of control transactions and acquisitions or investments in excess of $250 million in any twelve (12) month period.

Executive compensation for the reorganized company must be on market terms, must be reasonably satisfactory to ADAH, and the overall executive compensation plan design must be described in the Issuer's disclosure statement and incorporated into the plan of reorganization.

New Investor Letter Agreement
-----------------------------

On July 18, 2007, Appaloosa, Harbinger, Merrill, UBS, GS and Pardus entered into a letter agreement (the "Letter Agreement") governing the relationships among them. A copy of the Letter Agreement was attached to as Exhibit 21 to Appaloosa's Schedule 13D/A filed on July 20, 2007.

The parties to the Letter Agreement have agreed, subject to certain exceptions, to certain transfer restrictions on claims and interests in any of the Debtors (as defined in the New Investment Agreement). Additionally, the Letter Agreement sets forth certain obligations of the parties to the Letter Agreement with respect to supporting the transactions contemplated by the New Investment Agreement on the terms and subject to the conditions contained in the Letter Agreement.

Except as described in this Item 4 or otherwise described in this Statement, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through
(j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended. Subject to the terms of the New Investment Agreement and the Letter Agreement, each of the Reporting Persons reserves the right, in light of its or his ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its or his business objectives and other relevant factors, to change its or his plans and intentions at any time, as it or he deems appropriate. In particular, and without limiting the generality of the foregoing (but subject to the terms of the Confidentiality Agreement, the New Investment Agreement and the Letter Agreement), any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable limitations imposed on the sale of any of their Common Stock by the Securities Act of 1933, as amended, or other applicable law, to (i) purchase additional shares of Common Stock or other securities of the Issuer, (ii) sell or transfer shares of Common Stock or other securities beneficially owned by them from time to time in public or private transactions and (iii) cause any of the Reporting Persons to distribute in kind to their respective stockholders, partners or members, as the case may be, shares of Common Stock or other securities owned by such Reporting Persons.

This Amendment is not a solicitation for votes on the Issuer's plan of reorganization. No disclosure statement has been approved by the Bankruptcy Court for the Issuer's plan of reorganization.

-------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

NO MATERIAL CHANGE FROM THE INITIAL SCHEDULE 13D.

-------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

ITEM 6 IS HEREBY AMENDED AND RESTATED BY ADDING THE FOLLOWING:

On July 17, 2007, the New Investors delivered the New Proposal to the Issuer, which the Issuer accepted.

On July 18, 2007, Harbinger entered into the Letter Agreement with Appaloosa, Merrill, UBS, GS and Pardus.

In addition, concurrent with the delivery of the New Proposal, Appaloosa, Harbinger, UBS, Merrill, GS and Pardus entered into an agreement regarding the allocation of certain potential liabilities in connection with the New Investment Agreement. A copy of such agreement was attached as Exhibit 22 to Appaloosa's Schedule 13D/A filed on July 20, 2007.

Other than as described in this Statement, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, and between any such persons and any other person, with respect to any securities of the Issuer, including but not limited to, transfer and voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

NO MATERIAL CHANGE FROM THE SCHEDULE 13D, AMENDMENT NO. 1, FILED ON JANUARY 19, 2007.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
---------------------
Philip Falcone


/s/ Raymond J. Harbert
----------------------
Raymond J. Harbert


/s/ Michael D. Luce
---------------------
Michael D. Luce

July 20, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D dated July 20, 2007 relating to the Common Stock, $0.01 par value of Delphi Corporation shall be filed on behalf of the undersigned.


Harbinger Capital Partners Master Fund I, Ltd.
By: Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbinger Capital Partners Offshore Manager, L.L.C.
By: HMC Investors, L.L.C., Managing Member

By: /s/ William R. Lucas, Jr.
-----------------------------


HMC Investors, L.L.C.

By: /s/ William R. Lucas, Jr.
-----------------------------


Harbert Management Corporation

By: /s/ William R. Lucas, Jr.
-----------------------------


/s/ Philip Falcone
---------------------
Philip Falcone


/s/ Raymond J. Harbert
---------------------
Raymond J. Harbert


/s/ Michael D. Luce
---------------------
Michael D. Luce

July 20, 2007

SK 03773 0003 794855